UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. 5)*


                    Eaton Vance New York Municipal Bond Fund
                ------------------------------------------------
                                (Name of Issuer)


                                     Common
                         ------------------------------
                         (Title of Class of Securities)


                                    27827Y109
                                 --------------
                                 (CUSIP Number)


                                 June 30, 2012
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ X ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)


* On July 10, 2012, The Charger Corporation, First Trust Portfolios L.P. and First Trust Advisors L.P., filing jointly, reported Percent of Class ownership of 3.1% for Eaton Vance New York Municipal Bond Fund, based on Bloomberg shares outstanding as of June 30, 2012. Bloomberg subsequently corrected the erroneous shares outstanding, and the correct Percent of Class ownership should have been 22.39%. The corrected Percent of Class ownership based on the corrected Bloomberg shares outstanding did not require a filing. The details of the original filing are as follows:

         Accession Number: 0001445546-12-003011

         Received:           10-Jul-2012 11:08

         File Number:        005-86046

This filing was submitted in error and should be disregarded.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  FIRST TRUST PORTFOLIOS L.P.,
                                  FIRST TRUST ADVISORS L.P. and
                                  THE CHARGER CORPORATION
                                  Date: August 3, 2012


                                  By: /s/ Mark R. Bradley
                                      ---------------------------
                                            Mark R. Bradley
                                      Chief Financial Officer and
                                      Chief Operating Officer of
                                      First Trust Portfolios L.P. and
                                      First Trust Advisors L.P., and
                                      Chief Financial Officer and
                                      Treasurer of The Charger Corporation



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